UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET

PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 31, 2012.

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-177491 and 333-184209).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,

By: Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Executive Officer and
Chief Financial Officer of Capital GP L.L.C.

Dated: November 1, 2012

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2012 FINANCIAL RESULTS AND CHARTER RENEWALS FOR A NUMBER OF ITS VESSELS

ATHENS, Greece, October 31, 2012 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the third quarter ended September 30, 2012.

The Partnership’s net income for the quarter ended September 30, 2012, was $7.2 million. After taking into account the $3.3 million preferred interest in net income attributable to the unit holders of 15,555,554 Class B Convertible Preferred Units (the “Class B Units” and the “Class B Unitholders”), which were issued during the second quarter of 2012, the result was $0.06 net income per limited partnership unit, which is $0.07 higher than the $0.01 loss per unit from the previous quarter ended June 30, 2012, and $1.44 lower than the $1.50 net income per unit in the third quarter of 2011. Prior to taking into account the preferred interest in income attributable to the Class B Unitholders, the result per limited partnership unit for the quarter ended September 30, 2012, was net income of $0.10. The Partnership’s reported net income for the third quarter of 2011 included a $65.9 million gain from bargain purchase related to the excess of the fair value of the Crude Carriers Corp. (“Crude Carriers”) net assets acquired over their purchase price under the terms of the merger agreement between Crude Carriers and the Partnership completed on September 30, 2011.

Operating surplus for the quarter ended September 30, 2012, was $21.9 million, which is $5.0 million higher than the $16.9 million from the second quarter of 2012, and $11.6 million higher than the $10.3 million from the third quarter of 2011. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $18.6 million for the third quarter ended September 30, 2012. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net income.

Revenues for the third quarter of 2012 were $38.0 million, compared to $30.9 million in the third quarter of 2011. The Partnership’s revenues mainly reflect the increased fleet size following the acquisition of Crude Carriers on September 30, 2011, and include $1.0 million in profit sharing revenues earned by the M/T Achilleas, as the crude tanker spot rates that our charterers earned on this vessel were at levels higher than the base rate it is fixed at. The profit sharing arrangements in the charters of a number of our crude vessels allow us to share the excess over the base rate on a 50/50 basis with our charterers, and are settled biannually.

Total expenses for the third quarter of 2012 were $26.9 million compared to $21.4 million in the third quarter of 2011, primarily due to the higher operating expenses incurred as a result of the higher number of vessels in our fleet following the acquisition of Crude Carriers. The vessel operating expenses for the third quarter of 2012 amounted to $11.3 million, including a $5.5 million charge by a subsidiary of our Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”), for the commercial and technical management of our fleet under the terms of our management agreements, compared to $8.6 million in the third quarter of 2011. The total expenses for the third quarter of 2012 also include $12.0 million in depreciation, compared to $8.6 million in the third quarter of 2011. General and administrative expenses for the third quarter of 2012 amounted to $2.4 million, which includes a $1.1 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plans.

Total other expense, net for the third quarter of 2012 amounted to $3.8 million compared to $6.8 million for the third quarter of 2011. The decrease in the interest expense and finance cost for the third quarter of 2012 reflects the termination of certain interest rate swaps and the reduction of the Partnership’s total debt, when compared to the third quarter of 2011.

As of September 30, 2012, the Partners’ capital stood at $627.4 million, which is $110.1 million higher than the Partners’ capital as of December 31, 2011. This increase reflects the issuance of the 15,555,554 Class B Units, which raised gross proceeds of approximately $140.0 million.

As of September 30, 2012, the Partnership’s total debt had decreased by $170.1 million to $463.5 million, compared to total debt of $633.6 million as of December 31, 2011. In connection with the issuance of the Class B Units, the Partnership executed amendments to its three credit facilities and prepaid debt of $149.6 million, also utilizing part of its cash balances. The amendments provide for a deferral of all remaining scheduled amortization payments that were due between 2012 and 2015 (inclusive) under each of the Partnership’s credit facilities until March 31, 2016. As of September 30, 2012, the Partnership had swapped $59.1 million of its debt into fixed rates, whereas the remaining $404.4 million of its total debt of $463.5 million is in floating rates.

Fleet Developments

The M/T Miltiadis M II (162,397dwt, Ice 1A Crude/Product Carrier, built 2006 Daewoo Shipbuilding & Marine Engineering Co Ltd) has been chartered through Subtec S.A. de C.V. of Mexico to Petróleos Mexicanos (“PEMEX”), the state-owned Mexican petroleum company, under a charter expected to expire in September 2014 at a higher rate than the gross rate of $18,250 earned by the vessel under its previous employment with CMTC. In view of this employment opportunity, our sponsor, CMTC, following the unanimous approval of the Conflicts Committee, has agreed to terminate its employment of the vessel which was expected to expire in April 2013.

The M/T Apostolos (47,782dwt, Ice 1A IMO II/III, built 2007 Hyundai Mipo Dockyard Co Ltd) secured employment for 12 (+/- 30 days) months with CMTC at a gross rate of $14,000 per day with earliest expected redelivery in August 2013.

The M/T Akeraios (47,781dwt, Ice 1A IMO II/III, built 2007 Hyundai Mipo Dockyard Co Ltd) has extended its employment to CMTC for an additional 12 months (+/- 30 days) at a gross rate of $14,000 per day with earliest expected redelivery in June 2013.

The M/T Agisilaos (36,760dwt, Ice 1A IMO II/III, built 2006 Hyundai Mipo Dockyard Co Ltd) has extended its employment to CMTC for an additional 12 months (+/- 30 days) at a gross rate of $13,500 per day with earliest expected redelivery in June 2013.

The M/T Alkiviadis (36,721dwt, Ice 1A IMO II/III, built 2006 Hyundai Mipo Dockyard Co Ltd) has extended its employment to CMTC for an additional 12 months (+/- 30 days) at an increased gross rate of $13,417 per day with earliest expected redelivery in June 2013.

The charters of each of the M/T Apostolos, M/T Akeraios, M/T Agisilaos and M/T Alkiviadis are subject to 50/50 profit sharing arrangements for breaching Institute Warranty Limits and were unanimously approved by the Conflicts Committee of the Partnership.

As a result of the above employment agreements, the Partnership’s charter coverage for the remainder of 2012 and 2013 now stand at 96% and 75%, respectively.

On October 19, 2012, Overseas Shipholding Group Inc (“OSG”) issued a statement that it was in negotiations with its bank creditors and that it was evaluating its strategic options, including the potential voluntary filing of a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The Partnership has three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II) on

long term bareboat charter to subsidiaries of OSG. These charters are scheduled to terminate in February, July and September of 2018, respectively, and are at rates that are substantially above current market rates. In the event OSG files for relief under the U.S. Bankruptcy Code or otherwise restructures its affairs, it may seek to terminate or seek to restructure or modify its charter arrangements for the three IMO II/III Chemical/Product tankers and, depending on various factors, including prevailing market conditions, such actions could have an adverse effect on our future revenues from the three vessels.

Market Commentary

Overall, product tanker average spot earnings for the third quarter of 2012 remained soft, as sluggish economic growth in the US, weak demand in Europe and few arbitrage opportunities failed to support a higher spot rate environment. The month of September saw a more active transatlantic market as increased demand from West Africa coincided with the opening up of the gasoline arbitrage between the US and Europe.

The product tanker period charter market remained active albeit with fewer fixtures and at lower levels compared to the first half of 2012 due to the softer rates prevailing in the spot market.

On the supply side, the product tanker order book continued to experience substantial slippage during 2012, as approximately 45% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for MR and handy size product tankers for 2012 will be in the region of 3.1%, while overall demand for product tankers for the year has been revised downwards to 2.8% as European and US demand for seaborne oil products continues to decline. We believe the current low product tanker order book is amongst the lowest in the shipping industry and given the demand fundamentals and the order book slippage, it should positively affect spot and period charter rates going forward.

The crude tanker spot market dropped sharply in July and remained at depressed levels for most of the remaining summer months as a result of a number of factors including low fixture activity due to seasonal weakness, the build-up of commercial crude inventories that occurred during the first half of the year, the shutdown of the Motiva refinery in the US Gulf as well as high bunker prices and increased tonnage supply.

Slippage for the crude tanker order book as of the end of September 2012 continued to affect tonnage supply as approximately 26% of the expected crude newbuildings were not delivered on schedule.

Industry analysts expect the crude tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Crude tanker deadweight demand is expected to grow by 2.6% in the full year 2012.

Quarterly Common and Class B Unit Cash Distribution

On October 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the third quarter of 2012, in line with management’s annual guidance. The third quarter common unit cash distribution will be paid on November 15 , 2012, to unit holders of record on November 8 , 2012.

In addition, on October 23, 2012, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2012, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The third quarter Class B Unit cash distribution will be paid on November 9 , 2012, to Class B Unitholders of record on November 2 , 2012.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“Having completed a very important transaction for the Partnership during the second quarter of 2012 with the issuance of the Class B Units, we are very pleased to have secured employment during the third quarter for five of our vessels at favorable day rates enhancing further our charter coverage for this year and next. We have extended our relationship with PEMEX with the employment of the M/T Miltiadis M II, and our Sponsor continues to provide medium term employment to our product tankers allowing us to potentially capitalize on a market recovery looking ahead. We are pleased to have earned profit sharing revenues for a second consecutive quarter, which demonstrates the value of our profit sharing arrangements.

Although market conditions remain soft, we remain positive on the fundamentals of the product tanker market, as the improving supply side and the expected tonne mile demand growth should continue to drive period demand for product tankers and positively affect the future outlook of our cash flows.

“Mr Lazaridis concluded: “We remain committed to our $0.93 per unit annual distribution guidance going forward, and we will continue to enhance our financial flexibility to pursue growth opportunities and forge a pathway to distribution growth as the underlying tanker market recovers.”

Conference Call and Webcast

Today, Wednesday October 31, 2012 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until November 7, 2012. The United States replay number is 1-(866) 247-4222; the standard international replay number is (+44) 1452 550 000. The access code required for the replay is: 48240903.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2012	2011	2012	2011
Revenues	19,280	22,797	63,063	66,706
Revenues – related party	18,674	8,058	52,578	19,655

Total Revenues	37,954	30,855	115,641	86,361

Expenses:
Voyage expenses	1,078	1,169	4,337	2,945
Voyage expenses related party	137	—	421	—
Vessel operating expenses – related party	5,485	7,889	18,907	22,792
Vessel operating expenses	5,820	735	15,650	814
General and administrative expenses	2,360	3,035	6,907	8,230
Gain on sale of vessel to third parties	—	—	(1,296)	—
Depreciation	12,020	8,611	36,241	24,960

Operating income	11,054	9,416	34,474	26,620

Non-operating income (expense), net:
Gain from bargain purchase	—	65,927	—	82,453
Other income (expense), net:
Interest expense and finance cost	(3,877)	(8,158)	(22,806)	(24,627)
(Loss) / gain on interest rate swap agreement	(24)	1,267	1,423	1,267
Interest and other income	70	90	727	369

Total other expense, net	(3,831)	(6,801)	(20,656)	(22,991)

Net income	7,223	68,542	13,818	86,082

Preferred unit holders’ interest in Partnership’s net income.	3,325	—	7,484	—
General Partner’s interest in Partnership’s net income	78	1,371	127	1,722
Common unit holders’ interest in Partnership’s net income	3,820	67,171	6,207	84,360
Net income per:
• Common units (basic and diluted)	0.06	1.50	0.09	2.07
Weighted-average units outstanding:
• Common units (basic and diluted)	68,266,345	44,154,965	68,213,293	40,046,530

Comprehensive income:
Partnership’s net income	7,223	68,542	13,818	86,082
Other Comprehensive income:
Unrealized gain on derivative instruments	455	4,325	10,295	12,953

Comprehensive income	7,678	72,867	24,113	99,035

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars, except number of units and earnings per unit)

	As of September 30, 2012	As of December 31, 2011
Assets
Current assets
Cash and cash equivalents	$39,822	$53,370
Trade accounts receivable	1,950	3,415
Prepayments and other assets	1,415	1,496
Inventories	2,450	4,010

Total current assets	45,637	62,291

Fixed assets
Vessels, net	1,019,425	1,073,986

Total fixed assets	1,019,425	1,073,986

Other non-current assets
Trade accounts receivable	848	—
Above market acquired charters	45,240	51,124
Deferred charges, net	2,011	2,138
Restricted cash	10,500	6,750

Total non-current assets	1,078,024	1,133,998

Total assets	$1,123,661	$1,196,289

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$—	$18,325
Trade accounts payable	7,149	8,460
Due to related parties	10,365	10,572
Derivative instruments	958	8,255
Accrued liabilities	3,408	2,286
Deferred revenue	8,462	7,739

Total current liabilities	30,342	55,637

Long-term liabilities
Long-term debt	463,514	615,255
Deferred revenue	2,430	3,649
Derivative instruments	—	4,422

Total long-term liabilities	465,944	623,326

Total liabilities	496,286	678,963

Partners’ capital	627,375	517,326

Total liabilities and partners’ capital	$1,123,661	$1,196,289

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine months period ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	13,818	86,082
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	36,241	24,960
Gain from bargain purchase	—	(82,453)
Amortization of deferred charges	393	651
Gain on interest rate swap agreements	(1,424)	(1,268)
Gain on sale of vessel to third parties	(1,296)	—
Amortization of above market acquired charters	5,884	3,514
Equity compensation expense	3,051	1,611
Changes in operating assets and liabilities:
Trade accounts receivable	617	50
Due from related parties	—	(106)
Prepayments and other assets	81	(280)
Inventories	1,560	(291)
Trade accounts payable	(3,845)	2,155
Due to related parties	(56)	974
Accrued liabilities	1,041	1,817
Deferred revenue	(496)	3,707

Net cash provided by operating activities	55,569	41,123

Cash flows from investing activities:
Vessel acquisitions and improvements	(210)	(26,643)
Cash and cash equivalents acquired in business acquisition	—	11,847
Additions to restricted cash	(3,750)	(1,250)
Net proceeds from sale of vessel to third parties	19,675	—

Net cash provided by / (used in) investing activities	15,715	(16,046)

Cash flows from financing activities:
Net proceeds from issuance of Partnership units	138,908	1,470
Proceeds from issuance of long-term debt	—	159,580
Loan issuance costs	(141)	(284)
Repayments of long-term debt	(170,066)	(134,580)
Dividends paid	(53,533)	(28,658)

Net cash used in financing activities	(84,832)	(2,472)

Net (decrease) / increase in cash and cash equivalents	(13,548)	22,605

Cash and cash equivalents at beginning of period	53,370	32,471

Cash and cash equivalents at end of period	39,822	55,076

Supplemental cash flow information
Cash paid for interest	22,111	23,581
Non–cash activities
Units issued to acquire the vessel owning company of the M/V Cape Agamemnon	—	57,056
Acquisition of above market time charter	—	48,551
Capital expenditures included in liabilities	34	382
Unpaid private placement costs	2,489	—
Crude’s net assets at the completion of the business acquisition	—	211,144
Units issued to acquire Crude	—	155,559
Fair value of Crude’s Equity Incentive Plan attributable to pre-combination services	—	1,505

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. In prior periods the Partnership designated a separate reserve in its calculation of Operating Surplus for “Replacement Capital Expenditures.” The intent of this reserve is to invest, rather than distribute, an amount of cash flow each quarter so that the Partnership will be able to replace vessels in its fleet as those vessels reach the end of their useful lives. Based on current estimates of future vessel replacement costs, prior levels of Replacement Capital Expenditure reserves and investment returns from previous Replacement Capital Expenditure reserves, the Board of Directors has determined not to reserve additional Replacement Capital Expenditures for the third quarter. The Board of Directors will continue to review its Replacement Capital Expenditure requirements on a quarterly basis. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-months period ended September 30, 2012.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2012
Net income	$7,223
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	13,193
Deferred revenue	1,475

OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	21,891

Class B preferred units distribution	(3,325)

ADJUSTED OPERATING SURPLUS	18,566

Increase in recommended reserves	(2,108)

AVAILABLE CASH	$16,458